Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-276530) of Integra Resources Corp. of our report dated July 12, 2024 relating to the combined financial statements of Florida Canyon Gold Inc., which appears in the Current Report on Form 6-K of Integra Resources Corp. dated November 8, 2024.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

Canada

February 4, 2026